December 8, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811- 04323
	Filing Type:	Form N-1A

Dear Ms. Stojic:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by WebEx on November 13, 2020, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova U.S. Sustainable Equity Fund (the “Fund”), which was filed with the Commission on October 1, 2020 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2020.

Prospectus

1.	Comment. Please confirm that the Fund’s ticker symbols and EDGAR series and class identification numbers will be updated in the Registrant’s upcoming 485(b) filing.

Response. The Fund’s ticker symbols and EDGAR series and class identification numbers will be updated in the Registrant’s 485(b) filing.

2.

Comment. Please provide the Staff with completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and a completed “Expense Example” table before the effective date of the Registration Statement.

Response. Below, please find the completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and the completed “Expense Example” table:

Shareholder Fees
(fees paid directly from your investment)	Class A	Class C	Class N	Class Y
Maximum sales charge (load) imposed on purchases
(as a percentage of offering price)	5.75%	None	None	None

Maximum deferred sales charge (load) (as a percentage of original purchase
price or redemption proceeds, as applicable)	None*	1.00%	None	None

Redemption fees	None	None	None	None

*	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class N	Class Y
Management fees	0.65%	0.65%	0.65%	0.65%

Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%

Other expenses[1]	33.69%	33.69%	15.22%	33.69%

Total annual fund operating expenses	34.59%	35.34%	15.87%	34.34%

Fee waiver and/or expense reimbursement[2,3]	33.54%	33.54%	15.12%	33.54%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.05%	1.80%	0.75%	0.80%

[1]	Other expenses are estimated for the current fiscal year.
[2]

Mirova US LLC (“Mirova US” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 1.05%, 1.80%, 0.75% and 0.80% of the Fund’s average daily net assets for Class A, C, N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2022 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below the applicable expense limitations for Class A, C, N and Y shares. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

[3]

Natixis Advisors, L.P. (“Natixis Advisors”) has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through April 30, 2022 and may be terminated before then only with the consent of the Fund’s Board of Trustees.

Example If shares are redeemed:	1 year	3 years
Class A	$676	$5,045

Class C	$283	$4,867

Class N	$77	$2,595

Class Y	$82	$4,700

If shares are not redeemed:	1 year	3 years
Class C	$183	$4,867

2.a.	Comment. Please explain the process used for estimating “Other expenses” in the Fund’s “Annual Fund Operating Expenses” table and explain why that process is reasonable.

Response. The Registrant submits that the “Other expenses” calculation is a reasonable process because it is calculated based on (i) contractual rates, where applicable, (ii) fee quotations from certain Fund service providers, and (iii) estimates based on the actual payment experience of funds of a similar type and size. Here “other expense” ratios are high because the Fund will only be operational for two weeks prior to the fiscal year end. Additionally, the Fund has small asset amounts and requires a full audit fee to be accrued in that period.

2.b.

Comment. Please confirm that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

Response. The Registrant confirms that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the expense cap in place when the fees were waived and/or reimbursed and the expense cap stated in the then effective prospectus.

3.

Comment. The Fund contains “U.S.” in its name. The “Principal Investments Strategies” section of the prospectus currently states that “[u]nder normal circumstances, the Fund will invest at least 80% of its assets in securities of U.S. issuers.” Pursuant to Rule 35d-1(a)(3) under the Investment Company Act, as amended, the Fund should state that it has adopted a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or region suggested by its name. The Fund should also disclose the specific criteria used to select investments that meet this standard.

Response. In response to this comment, the Registrant has revised the first paragraph in the “Principal Investment Strategies” section to clarify this disclosure as follows:

Under normal circumstances, the Fund invests at least 80% of its assets in equity securities, which may include common stocks, preferred stocks, depositary receipts and real estate investment trusts (“REITs”). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of U.S. issuers incorporated in the U.S. and/or listed on a U.S. stock exchange.

4.

Comment. The Staff believes that “Sustainable” connotes a type of investment. Please include an 80% test for the Fund for the word “Sustainable” in the section entitled “Principal Investment Strategies.”

Response. The Registrant respectfully submits that an 80% test is not required under Rule 35d-1 because the word “Sustainable,” as used in the Fund’s name, refers to an investment strategy rather than a type of investment. The Registrant notes that Rule 35d-1 does not apply to a fund name that connotes a type of investment strategy. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

The Registrant respectfully submits that the word “Sustainable” is commonly understood to refer to an investment strategy that considers such factors as the environmental, social and governance (“ESG”) practices of issuers, and does not suggest a specific type of investment or investments. The Registrant notes that a number of other funds include the word “sustainable” in their names and do not have an 80% test in their prospectuses. See, e.g., American Century Sustainable Equity Fund (Mar. 1, 2020); UBS International Sustainable Equity Fund (Oct. 28, 2020); UBS U.S. Sustainable Equity (Oct. 28, 2020).

For these reasons, the Registrant respectfully submits that the inclusion of the word “Sustainable” in the Fund’s name is consistent with the common usage of this term as a reference to a type of investment strategy, and is unlikely to lead to investor confusion.

5.

Comment. Please revise the second paragraph in the “Principal Investment Strategies” section to address how the Adviser develops themes and analyzes investments to gain exposures to those themes (such as demographics, cloud computing, etc.). The disclosure should be tailored to sustainability-related themes that the Fund will pursue and should include a discussion of the information and analyses that the Adviser will consider in constructing a portfolio that provides exposure to such themes. In addition, if there are any material portfolio construction parameters, please disclose.

Response. In response to this comment, the Registrant has made the following revisions to the third paragraph in the “Principal Investment Strategies” section to clarify this disclosure:

The Adviser applies a thematic approach to investment idea generation, ~~investing in~~ identifying securities of companies that it believes offer solutions to the major transitions that our world is going through. These transitions include (i) demographics, such as an aging population, (ii) environmental issues, such as water scarcity and climate change, (iii) technological advances, such as cloud computing, and (iv) governance changes, such as the growing importance of corporate responsibility. ~~From this large universe of solution providers, the Adviser applies detailed fundamental research to select companies that it believes are well managed, are expected to benefit from strong, sustainable competitive advantages, and have demonstrated a solid financial structure while avoiding irresponsible risks. The Adviser seeks to invest in securities that are trading at significant discounts to what the Adviser believes are their intrinsic values. Furthermore, the Adviser seeks to invest in companies with a positive impact on the United Nations’ Sustainable Development Goals (the “SDGs”), while avoiding companies whose activities or products have a negative impact on or create a risk to achieving the SDGs. The Adviser believes that this approach will result in a portfolio with a better environmental and social profile than the broad equities market.~~ In developing and maintaining its thematic views, the Adviser’s Investment Teams, with input from the Sustainable Research Team, meet at least annually to review the Adviser’s convictions around the four major transitions and more frequently evaluates the sub-themes. Given the breadth and long-term nature of these transitions, these transitions remain in place and are unlikely to change. Investable themes within the transitions however are frequently evaluated. To identify companies with exposure to one or more theme, the Adviser measures revenue derived from products and/or services believed to offer solutions to the transitions, and takes into account the way companies’ processes impact those transitions or are impacted by those transitions.

6.	Comment. The second paragraph in the “Principal Investment Strategies” section includes the following sentence:

“[f]rom this large universe of solution providers, the Adviser applies detailed fundamental research to select companies that it believes are well managed, are expected to benefit from strong, sustainable competitive advantages, and have demonstrated a solid financial structure while avoiding irresponsible risks.”

Because “sustainable” in the investing context generally refers to “ESG,” please consider whether or not the word “sustainable” within the phrase “sustainable competitive advantages” is the best word choice.

Response. In response to this comment, the Registrant has made the following revisions to the third paragraph in the Item 4 “Principal Investment Strategies” section as well as the fourth paragraph in the Item 9 “Principal Investment Strategies” section of the prospectus:

From this large universe of solution providers, the Adviser applies detailed fundamental research to select companies that it believes are well managed, are expected to benefit from strong, ~~sustainable~~ durable competitive advantages, and have demonstrated a solid financial structure while avoiding irresponsible risks.

7.

Comment. There are seventeen United Nations’ Sustainable Development Goals (“SDGs”). Please identify which goals the Fund will consider. Please also provide further information on how the Fund will incorporate these goals into its strategy. For example, (1) will the Fund only invest in portfolio companies that consider the SDGs as part of their operating models; (2) if a portfolio company doesn’t identify the SDGs as part of its operating models, how will the Fund analyze whether the portfolio company considers SDGs; (3) what due diligence will the Fund conduct to determine how a portfolio company has incorporated the SDGs; and (4) will the Fund prioritize certain SDGs over others?

Response. In response to this comment, the Registrant has made the following revisions to the sixth through eighth paragraphs in the Item 9 “Principal Investment Strategies” section of the prospectus to clarify this disclosure:

Furthermore, the Adviser seeks to ~~invest in securities that are trading at significant discounts to what the Adviser believes are their intrinsic values. Furthermore, the Adviser seeks to invest in~~ prioritize (without limiting itself to) companies with a positive impact on the United Nations’ Sustainable Development Goals (the “SDGs”), while avoiding companies whose activities or products have a negative impact on or create a risk to achieving the SDGs. The determination of impact relative to the SDGs is based on analysis conducted by the Sustainable Research Team, which examines how companies meet the opportunities and manage the risks associated with the SDGs in order to help determine their viability and sustainability. The main outcome of this analysis is a qualitative “sustainability opinion” and an analysis of a company’s main ESG opportunities and risks. The analysis encompasses the entire life cycle of product development, from raw material extraction to consumer use and disposal, and focuses only on the most pertinent issues to each company. The sustainability opinion is defined in relation to the achievement of the SDGs and does not presuppose any ratings distribution, either overall or by sector. In addition to prioritizing companies assessed as having positive impact relative to the SDGs, the Adviser integrates this analysis into its fundamental research and considers all of the 17 SDGs in the analysis where deemed material and relevant. The Adviser believes that this approach will result in a portfolio with a better environmental and social profile and long-term return potential than the broad equities market.

The Adviser builds a relatively concentrated portfolio that is conviction weighted based on the Adviser’s fundamental opinion, liquidity, impact, and upside potential.

The Adviser may sell a security due to a deterioration in the company’s fundamental quality, a change in thematic exposure or impact relative to the SDGs, a controversy alert such as one relating to human rights, or if the Adviser believes the security has little potential for price appreciation or there is greater relative value in other securities in the Fund’s investment universe.

8.

Comment. Has Covid-19 and related impacts caused the Adviser to rethink the fundamental metrics, historical trends and data relationships that it relies on in making investment decisions? If so, please consider the need for enhanced strategy and risk disclosure addressing these topics.

Response. The Registrant confirms that Covid-19 and the related impacts have not caused the Adviser to rethink the fundamental metrics, historical trends and data relationships that it relies on in making investment decisions. Rather, the Adviser contends that the pandemic has demonstrated the importance of ESG integration into financial decision making because pandemic risk is one of the many ESG factors that may impact performance.

9.

Comment. Please define what the Fund considers to be a “small-” or “mid-” capitalization company” either in the “Fund Summary” section of the prospectus (in response to Item 4 of Form N-1A) or in the “More About Goals and Strategies” section of the prospectus (in response to Item 9 of Form N-1A).

Response. In response to this comment, the Registrant has made the following revisions to first paragraph in the Item 9 “Principal Investment Strategies” section of the prospectus:

Under normal circumstances, the Fund invests at least 80% of its assets in equity securities, which may include common stocks, preferred stocks, depositary receipts and real estate investment trusts (“REITs”). Under normal circumstances, the Fund will invest at least 80% of its assets in securities of U.S. issuers incorporated in the U.S. and/or listed on a U.S. stock exchange. The Fund may invest in growth and value companies of any size, including small- and mid-capitalization companies. The Adviser considers companies with a market capitalization under 2 billion USD to be small-capitalization companies and companies with a market capitalization between 2 and 10 billion USD to be mid-capitalization companies.

10.

Comment. The principal investment strategy disclosure provided in response to Item 4 of Form N-1A is intended to be a summary of the corresponding disclosure provided in response to Item 9 of Form N-1A. However, the principal investment strategy disclosure provided in response to Item 4 and Item 9 appear to be almost identical. Please revise the Item 4 and Item 9 principal investment strategy disclosure so that it is consistent with the layered disclosure regime adopted by the Commission.

Response. The Registrant confirms that it has updated the Item 9 disclosure to be more extensive than the Item 4 disclosure. More specifically, the Item 9 disclosure has been updated to further expand upon how the Adviser develops sustainable themes, analyzes investments to gain exposures to those themes, and how the Fund will incorporate certain UN SDGs as a part of its operating model. These disclosure updates are set forth above in Responses 5 and 7.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust I

cc:	Russell Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.